

ALEXCO ANNOUNCES FIRST QUARTER 2022 RESULTS
(All amounts in CDN$ unless otherwise indicated)

May 12, 2022 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** today reports financial results for the quarter ended March 31, 2022 ("**Q1 2022**"). The Company also provides an update on capital development projects, scale-up of mining operations, and exploration activities at Keno Hill.

- **Mining Operations - Ramp-up of mining and milling operations continued in Q1 2022**:

  - At the Bermingham mine, longhole stoping of ore continued at the 1150 level. In Q1 2022, 4,575 ore tonnes were mined from the Bermingham mine, of which 1,666 ore tonnes were mined in March.

  - At the Flame & Moth mine, the primary ramp reached the first two ore access levels with initial cut and fill ore production achieved in January 2022. In Q1 2022, 3,517 ore tonnes were mined of which 1,972 ore tonnes were mined in March. In addition, in Q1 2022, a primary ventilation and secondary escape raise was completed and will be fully operational in Q2 2022, allowing for expanded activity underground as scheduled.

- **Exploration**:

  - In May 2022, the Company intends to commence a 15,000 meter surface exploration drilling program primarily stepping out along favourable permissive structural and stratigraphic trends adjacent to and in the vicinity of the Bermingham deposit. This work will be focused to the west in the vicinity of the Coral Wigwam deposit, and to the northeast towards the Hector-Calumet deposit, as well as broader exploration drilling in other areas.

  - On January 18, 2022, the Company reported the expansion of the Bermingham Indicated Resource (see press release dated January 18, 2022, entitled "Alexco Reports 43% Expansion of Bermingham Indicated Resource to 47 Million Ounces of Silver at 939 Grams per Tonne; Remains Open").

- **Other Activities Subsequent to Period End**:

  - On April 13, 2022, the Company completed a non-brokered private placement offering of 7,473,495 common shares at a price of $1.75 per share, resulting in gross proceeds of $13,078,616.

  - On April 29, 2022, the Company sold to Victoria Gold Corp. ("Victoria") all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan Gold Corp. under the option agreement with Banyan in exchange for 447,142 shares of Victoria. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000 after selling costs and commissions.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   1 | P a g e
Canada



Key Performance Metrics

Operations	Q1 2022	Q4 2021	Δ-Q4 vs Q1
Ore tonnes mined	8,092	4,996	62%
Ore tonnes milled	7,609	7,091	7%
Mill throughput (tonnes per operating day)[1]	317	253	25%
Ore tonnes stockpiled	1,849	1,366	35%
Underground development meters	81	195	(58%)
Head grade			
Silver (grams per tonne ("g/t"))	357	547	(35%)
Lead	1.1%	3.1%	(65%)
Zinc	2.4%	2.7%	(11%)
Recoveries			
Silver	93%	96%	(3%)
Lead in lead concentrate	87%	90%	(3%)
Zinc in zinc concentrate	63%	62%	2%
Concentrate production and grades			
Lead concentrate produced (tonnes)	227	351	(35%)
Silver grade (g/t)	10,369	10,179	2%
Lead grade	33%	57%	(42%)
Zinc concentrate produced (tonnes)	247	240	3%
Silver grade (g/t)	774	568	36%
Zinc grade	47%	50%	(6%)
Contained metal in concentrate produced			
Silver (ounces)	81,725	119,177	(31%)
Lead (pounds)	165,086	436,877	(62%)
Zinc (pounds)	255,515	262,897	(3%)

Financials (expressed in thousands of Canadian dollars, except per share amounts)	Q1 2022	Q4 2021
Revenues – Mining operations	2,052	2,814
Revenues – Reclamation management	744	453
Operating Loss	(6,251)	(10,646)
Cash and cash equivalents	5,637	9,933
Net Working Capital[2]	(7,072)	1,389
Adjusted Net Loss[2]	(5,704)	(6,976)
Net Income (Loss)	(11,316)	(9,069)
Shareholders		
Basic and diluted net income (loss) per common share	(0.07)	(0.06)
Adjusted basic net loss per common share[2]	(0.04)	(0.05)
Adjusted diluted net loss per common share[2]	(0.04)	(0.04)
Total assets[3]	212,461	210,362
Total non-current liabilities	6,559	7,437

1. *Mill throughput (tonnes per operating day) is based on the number of days that the mill was operational during the period. The mill was operational for 24 days and 36 days during Q1 2022 and Q1 2021, respectively.*

2. *See "Non-GAAP Measures" in the MD&A for the three month period ended March 31, 2022.*

3. *Total assets increased primarily due to expenditures on mineral properties, plant and equipment.*

Head Office
T. 604 633 4888

Alexco Resource Corp.
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada

F. 604 633 4887

2 | P a g e



"We have seen improvements and better results recently with our underground activities at Keno Hill," said Clynt Nauman, Chairman and CEO of Alexco, "but with that said, we remain below where we need to be for development rates, equipment availability, and ore extraction rates. In terms of providing a formal outlook for the balance of 2022, the Keno Hill operation needs an additional period of time to confirm improvement in supply chain efficiencies and mechanical availability of underground equipment, which is the primary driver for accelerated ramp up progress. The Company is evaluating a number of production and operating scenarios keying off supply line risk and availability of maintenance technicians as the basis for forecasting underground development rates with the objective of providing further clarity and confidence on reaching our targeted 400 tonnes per day mill throughput. Therefore, while the Company had previously anticipated providing formal guidance for the balance of 2022, we are deferring such guidance until such time when we can confidently guide the market. I am hopeful that with another several weeks of performance under our belts, we will be in a much better position to update the market."

Conference Call for Q1 2022 Results

Alexco management will discuss the results during an audio webcast conference call on Friday, May 13, 2022 at 1:00 pm Eastern Time (10:00 am Pacific Time).

To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	https://services.choruscall.ca/links/alexco20220513.html

Participants should connect five to ten minutes before the call. The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, while that regarding mine development and operations has been reviewed and approved by Sebastien D. Tolgyesi, P.Eng., P.Geo., Keno Hill Operations Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects.*

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver mines in the world. Alexco started concentrate production and shipments in 2021 and is currently advancing Keno Hill toward steady state production. Upon reaching commercial production, Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **3** | P a g e
Canada



Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Website: www.alexcoresource.com

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **4** | P a g e
Canada